SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and

Amendments Thereto Filed Pursuant to Rule 13d-2(a).

Under the Securities Exchange Act of 1934

Amendment No. 4*

MEDALLION FINANCIAL CORP.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

583928106

(CUSIP Number)

Alvin Murstein

Chairman and Chief Executive Officer

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

With a copy to:

Jeffrey Yin

Chief Compliance Officer and General Counsel

Medallion Financial Corp.

437 Madison Avenue, 38th Floor

New York, NY 10022

(212) 328-2100

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 2012

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover age.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 583928106

1.	Names of Reporting Persons/I.R.S. Identification Nos. of Above Persons (Entities Only) Alvin Murstein
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) PF – Personal Funds of Alvin Murstein OO – Funds of the Alvin Murstein Second Family Trust
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d) or 2(e)
6.	Citizenship or Place of Organization United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	Sole Voting Power 1,540,030[1] (including 100,000 shares which may be acquired upon the exercise of stock purchase options)
	8.	Shared Voting Power -0-
	9.	Sole Dispositive Power 1,540,030[1] (including 100,000 shares which may be acquired upon the exercise of stock purchase options)
	10.	Shared Dispositive Power -0-
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,540,030[1] (including 100,000 shares which may be acquired upon the exercise of stock purchase options)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐ (See Instructions)
13.

Percent of Class Represented by Amount in Row (11)

7.14% (based upon 21,563,227 shares, which includes (i) 21,463,227 shares outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012 and (ii) 100,000 shares issuable upon the exercise of stock options)

14.	Type of Reporting Person (See Instructions) IN

[1]	1,238,300 shares are held in the Alvin Murstein Second Family Trust, 117,660 shares are held in the Aileen J. Murstein Family 2012 Trust and 5,000 shares are held by Mr. Murstein’s spouse.

SCHEDULE 13D

CUSIP NO. 583928106

This Amendment No. 4 to Schedule 13D, filed on behalf of Mr. Alvin Murstein, relates to shares of common stock, par value $0.01 per share of Medallion Financial Corp., a Delaware corporation, and amends the Schedule 13D as originally filed with the Securities and Exchange Commission on February 14, 1997.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 is hereby amended and restated in its entirety as follows:

The 79,070 shares of Common Stock held directly by Mr. Murstein, the 117,660 shares of Common Stock held by the Aileen J. Murstein Family 2012 Trust and the 5,000 shares of Common Stock held directly by Mr. Murstein’s spouse were purchased with approximately $626,589 of personal funds; the shares of Common Stock held by the Alvin Murstein Second Family Trust (the “Trust”), of which Mr. Murstein is a trustee, were purchased with $1,984 of funds of the Trust.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER:

Items 5(a) and 5(c) are hereby amended and restated in their entirety as follows:

(a) As of the close of business on December 18, 2012, Mr. Murstein was the beneficial owner of 1,540,030 shares (including 100,000 shares which may be acquired upon the exercise of stock purchase options). Such shares constituted approximately 7.14% of 21,463,227 shares of Common Stock outstanding as reported in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2012.

(c) Mr. Murstein has affected the following transaction in the Common Stock during the last sixty days:

On December 18, 2012 Mr. Murstein gave 117,600 shares of Common Stock as a gift to the Aileen J. Murstein Family 2012 Trust of which Mr. Murstein is the grantor and Mr. Murstein’s spouse is a co-trustee and the beneficiary.

On December 18, 2012 Mr. Murstein received 33,221 restricted shares of Common Stock awarded under the Medallion Financial Corp. 2009 Employee Restricted Stock Plan which will vest in equal one-third increments on the first, second and third anniversaries of the date of grant.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 21, 2012

/s/ Alvin Murstein
Name:	Alvin Murstein
Title:	Chairman and Chief Executive Officer of Medallion Financial Corp.

Individually and as Trustee under the Alvin Murstein Second Family Trust